Exhibit 99.9

Media release

Rio Tinto receives a binding offer for Aluminium Dunkerque

10 January 2018

Rio Tinto has received a binding offer from Liberty House to acquire Rio Tinto’s Aluminium Dunkerque smelter in northern France for $500 million, subject to final adjustments. In accordance with French law, Rio Tinto will launch a consultation process with employees, relevant European works councils and other stakeholders in relation to the bid. Subject to satisfactory completion of these consultations, Rio Tinto expects to complete the sale of Aluminium Dunkerque in the second quarter of 2018.

The proposal received from Liberty House, which acquired Rio Tinto’s Lochaber Smelter and assets in Scotland in December 2016, includes plans for the modernisation of the site.

Rio Tinto Aluminium chief executive Alf Barrios said “The binding offer for the sale of Aluminium Dunkerque represents the best option for the future development of the site while also delivering value for Rio Tinto as we continue to streamline our portfolio.

“Liberty House has a track record of investing in similar assets, which should secure a long-term sustainable future for Aluminium Dunkerque and continued economic benefit for the wider community”.

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